

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

John Friend, M.D.
Chief Executive Officer
Kazia Therapeutics Limited
Three International Towers Level 24
300 Barangaroo Avenue
Sydney, NSW, 2000, Australia

> **Re: Kazia Therapeutics Limited**
> **Registration Statement on Form F-1**
> **Filed January 31, 2024**
> **File No. 333-276774**

Dear John Friend:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephanie Richards, Esq.